Exhibit 99.1

Celyad Oncology receives approximately EUR 9.8m in private placement commitments from historical shareholders

Mont-Saint-Guibert, Belgium, 24 August 2023, 22.01 CET, regulated information / inside information - Celyad Oncology SA (“Celyad” or the “Company”) today announced that it has obtained commitments from an affiliate of Fortress Investment Group (such affiliate, “Fortress”), Tolefi SA (“Tolefi”), and other historical shareholders to subscribe to a capital increase of approximately EUR 9,800,000. The capital increase will take place at a subscription price of EUR 0.52 per share, which represents a 5% discount to the 30-day volume weighted average price (VWAP) of the shares on 23 August 2023.

The Company intends to use the net proceeds from the private placement to fund research and development expenses, to advance the current pipeline of preclinical CAR-T candidates, to discover and develop additional preclinical product candidates using its proprietary non-gene edited short hairpin RNA (shRNA) technology platform, as well as for working capital, other general corporate purposes, and the enhancement of the Company’s intellectual property.

Georges Rawadi, CEO of Celyad, declared: “I am extremely grateful for the unwavering support of our historical shareholders, who have once again demonstrated their commitment to our vision and the transformative potential of our CAR-T cell approach. We believe this private placement will provide us with the necessary financial resources to advance our innovative targets and proprietary CAR-T engineering platform. We believe we are well positioned to continue pioneering groundbreaking therapies that hold immense promise for patients in need.”

On or around 4 September 2023, subject to satisfaction of customary closing conditions, 3,930,770 new shares will be issued for a total amount of EUR 2,044,000 within the framework of the company’s authorized capital with cancellation of the preferential subscription rights of the other existing shareholders in favour of Fortress, Tolefi and other historical shareholders, and the board of directors will co-opt an affiliate of Fortress, represented by Michel Lussier, to replace Mel Management, represented by Michel Lussier, as member of the board of directors. Fortress has committed to subscribe for an amount of EUR 756,500 and Tolefi has committed to subscribe for an amount of approximately EUR 1,000,000 in this first capital increase. As a result of such subscriptions and the concurrent subscriptions by other historical shareholders, Fortress will hold 29.99% of the Company’s share capital and Tolefi will hold approximately 16% of the Company’s share capital.

Subsequently, the board of directors will convene an extraordinary shareholders’ meeting before year end to resolve to issue an additional 14,903,846 new shares for a total amount of EUR 7,750,000, with cancellation of the preferential subscription rights of the other existing shareholders in favour of Fortress.

Fortress has committed to subscribe for an additional amount of EUR 7,750,000 in this second capital increase, subject to approval by the extraordinary shareholders’ meeting by a majority of at least 75% of the votes cast (whereby Fortress cannot participate in the voting) at a meeting where at least 50% of the Company’s share capital (excluding shares held by Fortress) is present or represented. Following and subject to the extraordinary shareholders’ meeting approving the cancellation of preferential subscription rights and the issue of shares to these shareholders, Fortress is expected to hold approximately 55% of the Company’s shares. Pursuant to article 52 of the Royal Decree of 27 April 2007 on takeover bids, Fortress will be exempted from the obligation to launch a mandatory takeover bid for the remainder of the company’s shares, notwithstanding its crossing of the 30% threshold, since the acquisition of voting securities will be made within the context of subscribing to a capital increase of a company facing difficulties within the meaning of article 7:228 of the BCCA (“alarm bell procedure”), as determined by the shareholders’ meeting. For more information, reference is made to the board report and auditor report that will be published shortly, together with the convocation of the extraordinary shareholders’ meeting in accordance with article 7:179, 7:191 and 7:193 of the Belgian Code of Companies and Associations (BCCA).

The Company believes that following the close of the private placement and subject to approval by the extraordinary shareholders’ meeting of the second tranche subscribed by Fortress, its existing cash and cash equivalents should be sufficient, based on the current scope of activities, to fund its anticipated operating expenses and capital expenditure requirements until end of Q4 2024.

In the framework of this investment, Fortress and the Company have entered into a subscription agreement and will enter into an amended and restated shareholders’ rights agreement, which amends and restates the existing shareholders’ rights agreement dated 2 December 2021. Pursuant to the amended and restated shareholders’ rights agreement, Fortress will be subject to a customary lock-up obligation for 45 days. Furthermore, Fortress will benefit from a right of first offer on any new indebtedness to be incurred by Celyad and, as long as Fortress holds at least 10% of the shares of the Company, a right to purchase its pro rata portion of any new equity securities to be issued by the Company. Further, pursuant to the shareholders’ rights agreement, for so long as Fortress holds a majority of the Company’s shares, it will have the right to nominate a number of directors representing a majority of Celyad’s board of directors. As long as Fortress holds at least 30% of the Company’s shares, it will have the right to nominate a number of candidates to Celyad’s board of directors equal to the greater of (i) four and (ii) a percentage of the board members equal to its ownership percentage rounded up to the nearest whole number (but not a majority). As long as Fortress holds at least 10% of the Company’s shares, it will have the right to nominate three directors to Celyad’s board of directors. In addition, as long as Fortress holds 10% or more of the Company’s shares, certain intellectual property transactions and certain amendments to the Company’s articles of association or other transactions affecting Fortress’ rights will be subject to its approval. Pursuant to the subscription agreement, Fortress will benefit from certain representations and warranties of the Company.

As part of Tolefi’s investment, Tolefi and the Company have entered into a subscription agreement and will enter into a shareholders’ rights agreement. Pursuant to the shareholders’ rights agreement, Tolefi will be subject to a customary lock-up obligation for 45 days. Pursuant to the shareholders’ rights agreement, for so long as Tolefi holds at least 5% of the Company’s shares, it will benefit from a right to participate with respect to its pro rata portion of any new indebtedness to be incurred by Celyad from Fortress and a right to purchase its pro rata portion of any new equity securities to be issued by Celyad. As long as Tolefi holds at least 5% of the shares, it will have the right to nominate one director to Celyad’s board of directors. In addition, for a period of up to seven years, as long as Tolefi holds 5% or more of the Company’s shares, Tolefi may request that certain board decisions (such as the use of authorized capital, certain intellectual property transactions, certain indebtedness or off balance sheet transactions and certain acquisitions) be subject to a 72.5% board majority for approval. Pursuant to the subscription agreement, Tolefi will benefit from certain representations and warranties of the Company.

The Company considers that both Fortress and Tolefi qualify, separately, as a related party of the Company in accordance with IAS 24.9. In this context, the board of directors applied Article 7:97 of the BCCA, which requires, among other things, the intervention of a committee of independent directors to give an opinion to the board of directors. The conclusions of the committee’s opinion is as follows: “The Committee has assessed the envisaged Transaction in light of the criteria included in article 7:97 of the BCCA and concluded, in view of the Company’s financial situation and cash flow requirements, after considering and examining alternative funding options and taking into account the interest of all stakeholders, that the expected advantages of the Transaction outweigh the expected disadvantages thereof, which leads to the conclusion that the Transaction is to the advantage and in the interest of the Company. The Transaction is in line with the Company’s strategic policy and is not manifestly unreasonable and the Committee affirms its positive advice in relation to the Transaction”. The directors concerned by the transaction did not participate in the deliberations or votes. In light of the Company’s limited cash runway, the board of directors believes that the envisaged capital increase is in the best interests of the Company and its stakeholders because, if completed, the capital increase will enable the Company to strengthen its balance sheet, improve its cash position in the very short term and support the continuation of the activities of the Company. In accordance with article 7:97 of the BCCA, the Company’s auditor has issued a report on the accounting and financial information contained in the committee’s opinion and the board minutes approving the related party transaction. The auditor’s conclusion in this respect is as follows: “Based on our assessment, nothing has come to our attention that causes us to believe that the accounting and financial information – included in the advice of the committee of independent directors dated August 24, 2023 and in the minutes of the Board of Directors dated August 24, 2023 justifying the proposed transactions - is not fair and sufficient in all material respects with regard to the information available to us within the scope of our mission. Our mission was carried out solely within the framework of the requirements of article 7:97 BCCA and our report cannot be used for any other purposes.”.

Important Notices

This press release is for information purposes only and shall not constitute an offer to buy, sell, issue, or subscribe for, or the solicitation of an offer to buy, sell, issue, or subscribe for any securities, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unauthorised or unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any failure to comply with these restrictions may constitute a violation of the securities law of any such jurisdiction.

The securities to be issued in connection with the private placement will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) or with any applicable state securities laws of any state or other jurisdiction of the United States and may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from such registration requirements. The Company has agreed to customary registration rights covering the resale of the ordinary shares sold in the private placement. Any offering of the securities under a resale registration statement will only be by means of a prospectus.

About Celyad

Celyad Oncology is a biotechnology company focused on the discovery and development of innovative technologies chimeric antigen receptor (CAR) T-cell therapies. The Company is focusing on opportunities to fully harness the true potential of its proprietary technology platforms and intellectual property and support the development of next-generation CAR T candidates in solid tumors and hematological malignancies. Celyad Oncology is based in Mont-Saint-Guibert, Belgium and New York, NY. For more information, please visit www.celyad.com.

Forward-Looking Statement

This release may contain forward-looking statements, within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding beliefs about and expectations for the Company’s future business plans, statements regarding the Company’s plans to raise additional capital, and statements regarding the private placement. The words “will,” “potential,” “continue,” “target,” “project,” “should” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this release are based on management’s current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties and important factors which might cause actual events, results, financial condition, performance or achievements of Celyad Oncology to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks related to the material uncertainty about the Company’s ability to continue as a going concern; the Company’s ability to realize the expected benefits of its updated strategic business model; the Company’s ability to develop its IP assets and enter into partnerships with outside parties; the Company’s ability to enforce its patents and other IP rights; the possibility that the Company may infringe on the patents or IP rights of others and be required to defend against patent or other IP rights suits; the possibility that the Company may not successfully defend itself against claims of patent infringement or other IP rights suits, which could result in substantial claims for damages against the Company; the possibility that the Company may become involved in lawsuits to protect or enforce its patents, which could be expensive, time-consuming, and unsuccessful; the Company’s ability to protect its IP rights throughout the world; the potential for patents held by the Company to be found invalid or unenforceable; and other risks identified in Celyad Oncology’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in the latest Annual Report on Form 20-F filed with the SEC and subsequent filings and reports by Celyad Oncology. These forward-looking statements speak only as of the date of publication of this document and Celyad Oncology’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad Oncology expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Contact information

Investor Contact:	Media Contact:
David Georges VP Finance and Administration investors@celyad.com	Caroline Lonez R&D Communications and Business Development communications@celyad.com

Source: Celyad Oncology SA